

June 9, 2015

Steven Earles
Chief Executive Officer
Eastside Distilling, Inc.
1805 SE Martin Luther King Jr. Boulevard
Portland, Oregon 97214

      Re: Eastside Distilling, Inc.
                 Form 10-K for the Year Ended December 31, 2014
                 Filed March 31, 2015, as amended April 1, 2015
                 File No. 000-54959

Dear Mr. Earles:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Kathleen Krebs, for

                                     Larry Spirgel
                                     Assistant Director

cc: Greg Carney
        Indeglia & Carney, LLP